

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Mr. John G. Cooper
Executive Vice President and Chief Financial Officer
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976

     Re: **Discovery Laboratories, Inc**.
             Form 10-K for the Year Ended December 31, 2009
             Form 10-K/A for the Year Ended December 31, 2009

             Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2010
             File No. 000-26422

Dear Mr. Cooper:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Gus Rodriguez
                    Accounting Branch Chief